ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Patrick O’Brien T: 617-951-7527 F: 617-235-0392 patrick.obrien@ropesgray.com

July 10, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4546

Attention:	Suzanne Hayes
Vanessa Robertson
Jim Rosenberg
Chris Edwards
Office of Healthcare and Insurance

Re:	SEC Comment Letter dated June 28, 2017
Zai Lab Limited
Draft Registration Statement on Form F-1
Submitted May 31, 2017
CIK No. 0001704292

Dear Ms. Hayes:

On behalf of Zai Lab Limited (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above referenced draft Registration Statement on Form F-1 confidentially submitted to the Commission on May 31, 2017 (the “Draft Registration Statement”). Amendment No. 2 reflects certain revisions to the Draft Registration Statement in response to the comment letter to Dr. Samantha Du of the Company, dated June 28, 2017, from the staff of the Commission (the “Staff”), as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff marked copies of Amendment No. 2, which have been marked to indicate the changes from the Draft Registration Statement.

Securities and Exchange Commission	-2-	July 10, 2017

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated June 28, 2017 are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s response are to the page numbers in Amendment No. 2.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 1:

The Company advises the Staff that it has supplementally provided the written materials that were provided to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

2.	We note that you intend to request confidential treatment for several exhibits. We will send comments on your application for confidential treatment under separate cover.

Response to Comment 2:

The Company acknowledges the Staff’s comment.

Prospectus summary, page 1

Our innovative pipeline, page 2

3.	The table of your pipeline product candidates on page 2, 94 and 96 should reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. For example, the table currently suggests that ZL-2306 is currently in Phase 3 trials for breast cancer and ovarian cancer, but the footnotes to the table suggest that Phase 3 trials have not been initiated.

Response to Comment 3:

Based on the Staff’s comment, the Company has revised the pipeline product candidates charts on pages 2, 96 and 98 of Amendment No. 2 to reflect the actual status of its pipeline product candidates.

4.	Please revise the pipeline table to remove the internal discovery programs. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table.

Response to Comment 4:

Based on the Staff’s comment, the Company has removed the internal disclosure program from the pipeline product candidates charts on pages 2, 96 and 98 of Amendment No. 2.

Securities and Exchange Commission	-3-	July 10, 2017

5.	Please revise the column reflecting the commercial rights to more clearly indicate where you have commercialization rights.

Response to Comment 5:

Based on the Staff’s comment, the Company has revised the commercial rights column of the pipeline product candidates charts on pages 2, 96 and 98 of Amendment No. 2 to more clearly indicate where the Company has commercialization rights.

6.	Please remove the column reflecting the partner clinical stage since that information does not correlate to the status of your pipeline products within the regulatory framework in China.

Response to Comment 6:

Based on the Staff’s comment, the Company has removed the partner clinical stage column from the pipeline product candidates charts on pages 2, 96 and 98 of Amendment No. 2.

7.	Please explain the relevance of the statement that your planned Phase III studies for niraparib are expected to be similar in design to Tesaro’s clinical studies of niraparib.

Response to Comment 7:

The Company advises the Staff that its first planned Phase III study for niraparib is in the similar patient population and setting as Tesaro’s NOVA study, which is a randomized blinded placebo controlled second line maintenance study in recurrent platinum sensitive ovarian cancer patients. The subsequent Phase III studies will also include a randomized blinded placebo controlled first line maintenance study in platinum responsive ovarian cancer patients similar to Tesaro’s first line maintenance study of niraparib. Each of Tesaro’s study designs were accepted by the U.S. Food and Drug Administration (the “U.S. FDA)” and the European Medicines Agency (the “EMA”), and in March 2017, niraparib was approved by the U.S. FDA for the maintenance treatment of adult patients with recurrent epithelial ovarian, fallopian tube, or primary peritoneal cancer who are in complete or partial response to platinum-based chemotherapy. The Company intends to leverage Tesaro’s study data for its China Food and Drug Administration (the “CFDA”) application of niraparib. It is more efficient and effective to demonstrate to the CFDA comparability in safety and efficacy across different ethnic groups if the Company’s Phase III study design is similar to Tesaro’s study design in the United States and Europe. In addition, there is a higher likelihood of success in replicating Tesaro’s studies, rather than designing new studies with new endpoints.

8.	We note your statement that you expect to commercialize niraparib for the treatment of ovarian cancer in Hong Kong and Macau during the second half of 2018 after being approved by the FDA and EMA. It is not appropriate to assume your product candidate will obtain regulatory approval. Please revise to clarify whether it currently has EMA approval. If it does not, please clarify that you hope to commercialize the product candidate in these jurisdictions, if you are able to obtain regulatory approval.

Securities and Exchange Commission	-4-	July 10, 2017

Response to Comment 8:

Based on the Staff’s comment, the Company revised the disclosure on pages 2, 16, 96, 98, 99 and 102 of Amendment No. 2 to clarify that niraparib has not been approved by the EMA and that we anticipate commercializing niraparib in Hong Kong and Macau if the Company obtains EMA regulatory approval.

Industry, page 4

9.	In your discussion of the CFDA regulatory outlook, please balance the disclosure to reflect that the implementation of CFDA reform is uncertain and the impact this may have on your strategy.

Response to Comment 9:

Based on the Staff’s comment, the Company revised the disclosure regarding the implementation of the CFDA reform on pages 5 and 90 of Amendment No. 2.

Risks associated with our business, page 6

10.	In the first bullet point, please quantify your losses for the most recent fiscal year.

Response to Comment 10:

Based on the Staff’s comment, the Company has quantified its losses for the fiscal year ended December 31, 2016 in the first bullet under “Risks associated with our business” on page 6 of Amendment No. 2.

The offering, page 9

11.	Please disclose what percentage of your total share capital will be held by the public immediately after the offering.

Response to Comment 11:

Based on the Staff’s comment, the Company has revised the disclosure on page 9 of Amendment No. 2 to disclose the percentage of its total share capital that will be held by the public immediately after the offering.

Securities and Exchange Commission	-5-	July 10, 2017

Risk factors, page 12

Reimbursement may not be available for our drug candidates in China...., page 28

12.	We note your statement that niraparib is unlikely to be included on National Drug Reimbursement List. Please tell us why niraparib is not expected to be included and the criteria you must satisfy for inclusion on the NDRL.

Response to Comment 12:

Based on the Staff’s comment, the Company revised the disclosure on page 28 by disclosing why niraparib is not expected to be included on the NRDL and the criteria for inclusion on the NRDL.

Uncertainties with respect to the PRC legal system., page 38

13.	Please explain how the proposed Foreign Investment Law as currently proposed would impact your corporate structure, corporate governance practice and business operations.

Response to Comment 13:

Based on the Staff’s comment, the Company has revised the disclosure under the risk factor “Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us” on page 39 of Amendment No. 2 by explaining how the proposed Foreign Investment Law as currently proposed would impact the Company’s corporate structure, corporate governance practice and business operations.

The depositary for our ADSs will give us a discretionary proxy, page 59

14.	Please reconcile the inclusion of this risk with your disclosure under “Voting Rights” on page 199 that the depositary will vote or attempt to vote only as ADS holders instruct and will not itself exercise any voting discretion.

Response to Comment 14:

Based on the Staff’s comment, the Company has removed the risk factor “The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests” in Amendment No. 2.

Use of Proceeds, page 65

15.	Please clarify whether your current expectations are to complete the niraparib Phase III studies, the omadacycline Phase III studies and the ZL-2301 Phase II/III studies with the proceeds from this offering.

Response to Comment 15:

Based on the Staff’s comment, the Company has revised the use of proceeds disclosure on page 65 of Amendment No. 2 to clarify that it expects the proceeds from the offering, together with its cash resources, to complete the niraparib Phase III studies, the omadacycline Phase III studies and the ZL-2301 Phase II/III studies.

Securities and Exchange Commission	-6-	July 10, 2017

Capitalization, page 67

16.	Please tell us why the preferred shares and warrant liabilities are not included in your Total Capitalization amount in the table.

Response to Comment 16:

Based on the Staff’s comment, the Company revised its Total Capitalization amount in the table on page 67 of Amendment No. 2 to include the preferred shares and warrant liabilities.

17.	Please tell us why it is appropriate to include the exercise of warrants to purchase preferred shares in the pro forma. Please explain how these exercises are factually supportable and directly attributable to your offering.

Response to Comment 17:

The Company acknowledges the Staff’s comment and advises the Staff that the warrants to purchase preferred shares will expire upon the completion of the offering to the extent unexercised (following notice of the offering) and that the warrants are expected to be “in the money.” Therefore, it is highly likely that the warrants will be exercised prior to the closing of this offering. The preferred shares to be issued upon exercise of the warrants will automatically convert into ordinary shares upon the closing of this offering. The Company believes that reflecting the exercise of the warrants to purchase preferred shares would be helpful to an investor’s understanding of the Company’s capital structure and that to exclude it would not accurately reflect the Company’s pro forma capital structure.

18.	It appears that your pro forma should reflect total shareholders’ equity and a positive total capitalization rather than deficits. Please revise accordingly.

Response to Comment 18:

Based on the Staff’s comment, the Company revised its pro forma total shareholders’ equity and total capitalization on page 67 of Amendment No. 2.

Securities and Exchange Commission	-7-	July 10, 2017

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and significant judgments and estimates

Share-based compensation, page 74

19.	You disclose the use the binomial option pricing model in determining the estimated fair value of options granted. However, please expand your policy to explain how you estimated the fair value of the underlying ordinary shares and include the following:

•	The methods that management used to determine the fair value of the Company’s shares and the nature of the material assumptions involved,

•	The extent to which the estimates are considered highly complex and subjective, and

•	The estimates will not be necessary to determine the fair value of new awards once the ADSs begin trading.

Response to Comment 19:

Based on the Staff’s Comment, the Company has revised disclosure beginning on page 75 of Amendment No. 2 to expand its policy of how the fair value of the underlying ordinary shares is estimated.

20.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the ordinary shares underlying your equity issuances and the reasons for any differences between the recent valuations of your ordinary shares leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment 20:

The Company acknowledges the Staff’s comment and, when the Company has an estimated offering price or range, it will explain to the Staff how it determined the fair value of the ordinary shares underlying its equity issuances and the reasons for any differences between the recent valuations of its ordinary shares leading up to the IPO and the estimated offering price.

Results of Operations

Research and development expenses, page 77

21.	Please revise your disclosure to include the amount of external research and development expense for niraparib incurred during the year ended December 31, 2015. Please disclose that no other program individually represents a significant amount of these expenses in 2015 or 2016; otherwise disclose the program(s) and amounts incurred.

Securities and Exchange Commission	-8-	July 10, 2017

Response to Comment 21:

Based on the Staff’s Comment, the Company has revised disclosure on page 79 of Amendment No. 2 to disclose the clinical programs which represented a significant amount of research and development expense during the years ended December 31, 2016 and December 31, 2015. The Company advises the Staff that there was not external research and development expense attributable to niraparib during the year ended December 31, 2015 as the Company did not enter into the collaboration and license agreement with TESARO, Inc. until September 2016.

Liquidity and capital resources, page 79

22.	Please disclose the impact on your liquidity and on your ability to pay dividends related to the restrictions from receiving funds from your PRC subsidiary as discussed in Note 13 to the consolidated financial statements. Include in your disclosure, the amount of funds currently restricted from being received from the subsidiary.

Response to Comment 22:

Based on the Staff’s comment, the Company revised its disclosure on page 81 of Amendment No. 2 to disclose the impact on its liquidity and on its ability to pay dividends related to the restrictions from receiving funds from its PRC subsidiary.

JOBS Act exemptions and foreign private issuer status, page 85

23.	You disclose that you have elected not to take advantage of the extended transition period for complying with new or revised accounting standards. Please expand your disclosure to include a statement that the election is irrevocable.

Response to Comment 23:

Based on the Staff’s comment, the Company revised its disclosure on page 86 of Amendment No. 2 to include a statement that the Company’s election not to take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

Business, page 92

24.	We note that you expect to complete the construction of your large molecule facility in the first half of 2018. Please disclose the estimated costs to complete this facility and how you intend to finance the construction.

Response to Comment 24:

Based on the Staff’s comment, the Company revised its disclosure on page 95 of Amendment No. 2 to disclose the estimated cost to complete its large molecule facility and how the Company intends to finance the construction.

Securities and Exchange Commission	-9-	July 10, 2017

Overview of our licensing agreements, page 125

25.	For each of the license agreements described in this section, please disclose the aggregate milestone payments that are payable under the agreement.

Response to Comment 25:

Based on the Staff’s comment, the Company revised its disclosure on pages 127 through 131 of Amendment No. 2 to disclose aggregate milestone payment that are payable under each license agreement.

Management, page 170

Other key employees and advisors, page 172

26.	Please explain the role of your scientific advisory board and clarify, here or in the appropriate section of your filing, how members of the board are compensated.

Response to Comment 26:

Based on the Staff’s comment, the Company revised its disclosure on page 178 of Amendment No. 2 to explain the role of its scientific advisory board and to clarify how such scientific advisors are compensated.

*    *    *    *

Securities and Exchange Commission	-10-	July 10, 2017

Please do not hesitate to call me at 617-951-7527 or Tom Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Patrick O’Brien

Patrick O’Brien

cc: Dr. Samantha Du